Mylan Inc.
1000 Mylan Boulevard
Canonsburg, Pennsylvania 15317

December 23, 2013

VIA EDGAR & BY HAND

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Re:                             Registration Statement on Form S-4

To whom it may concern:

Mylan Inc., a Pennsylvania corporation (the “Company”), filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) on December 23, 2013 to register an offer to exchange (the “Exchange Offer”) $500 million aggregate principal amount of the Registrant’s 1.800% Senior Notes due 2016 and $650 million aggregate principal amount of the Registrant’s 2.600% Senior Notes due 2018 (collectively, the “Exchange Notes”) registered under the Securities Act of 1933, as amended (the “Securities Act”) for a like principal amount of the Issuer’s outstanding 1.800% Senior Notes due 2016 (CUSIP Nos. 628530AZ0 and U62472AG7) and 2.600% Senior Notes due 2018 (CUSIP Nos. 628530BA4 and U62472AH5) issued in a private placement on June 25, 2013 (collectively, the “Restricted Notes”).

The Registration Statement has been filed in reliance on the position of the staff of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Registrant hereby makes the following representations:

a.                                      The Registrant has not entered into any arrangements or understandings with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

b.                                      In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

c.                                       The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

d.                                      The Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Restricted Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling, available July 2, 1993) in connection with any resale of such Exchange Notes.

e.                                       The Registrant will include in the Exchange Offer prospectus the following additional provisions:

(a)                                 if the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes; or

(b)                                 if the exchange offeree is a broker-dealer holding Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Restricted Notes pursuant to the Exchange Offer, but that by such acknowledgement and delivery, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

f.                                        The Registrant further represents that with respect to any broker-dealer that participates in the Exchange Offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any agreement or understanding with the Registrant or any affiliate of the Registrant to distribute the Exchange Notes.

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Very truly yours,

MYLAN INC.

By:	/s/ Bradley L. Wideman
	Name:	Bradley L. Wideman
	Title:	Vice President, Associate General Counsel Securities and Assistant Secretary

cc:                                Stacy J. Kanter

Skadden, Arps, Slate, Meagher & Flom LLP